Exhibit 99.1

News Release
November 11, 2010

Cash Store Financial to appeal compliance order issued by Consumer Protection BC

EDMONTON, November 11, 2010 / CNW / -- On November 9, 2010, Consumer Protection BC issued a compliance order requiring Cash Store Financial to: (i) reimburse all borrowers with loan agreements negotiated with Cash Store Financial and its subsidiaries between November 1, 2009, and November 9, 2010, the amount charged, required or accepted for on in relation to the issuance of a cash card; (ii) provide the option to any borrower negotiating a loan agreement with Cash Store Financial and its subsidiaries, of receiving a cheque, cash or some other financial instrument which provides the loan proceeds to the borrower at the time the loan agreement is negotiated; and, (iii) make a payment of $4,005.90 in respect of costs.

Consumer Protection BC also issued a Notice of Penalty in the amount of $25,000.

Cash Store Financial (Cash Store) disputes certain findings upon which this compliance order was based.

Cash Store does not issue and has never issued cash cards to its customers. Rather, customers are issued cash cards by Direct Cash Bank (DC Bank) or Direct Cash Management Inc.  DC Bank is a federally regulated schedule 1 bank.  The Cash Store is not a party to any agreements in respect of cash cards.  All contracts in respect of cash cards are directly between individuals and DC Bank or Direct Cash Management Inc. Through agreements with DC Bank, Cash Store’s customers are given the option, following the completion of a loan agreement with the Cash Store, of receiving a cash card and related services from DC Bank or Direct Cash Management Inc. All fees associated with the issuance of these cash cards accrue directly to DC Bank or Direct Cash Management Inc, both unrelated third parties. Cash Store is not a related party to DC bank or to Direct Cash Management Inc.

Customers obtaining loans from the Cash Store are provided with the option of receiving their funds in one of three ways: by cheque, by loading funds onto a debit card, or by loading funds onto a prepaid credit card. It is up to individual customers to select which option they prefer.  The receipt by a customer of a loan offered or arranged by Cash Store is not contingent upon the purchase of any other good or service, including cash cards.

There is no charge to a customer for the issuance of a cheque.  Fees levied by the DC Bank apply if a customer chooses to acquire a cash card. Other fees may apply for use of such cards.

Cash Store Financial has been a leader in consumer protection. We were one of the first companies in Canada to eliminate rollovers on a voluntary basis and we have been actively involved in encouraging all provincial governments to implement effective measures to protect consumers.  It has been our objective to be fully compliant with all provincial regulations and we have maintained an active, transparent and fully cooperative dialogue with all provincial regulators, including Consumer Protection BC.

Cash Store Financial will appeal this Order. The Company will vigorously defend our right to conduct business and to provide services in a manner that addresses the needs of the thousands of Canadians that we service each day.

Directives included in the compliance order are as follows:

Pursuant to section 155(3) of the BPCP Act, the Cash Store is required to stop engaging in or not engage in the contraventions as set out in this compliance Order, and specifically:

The Cash Store must not charge, require or accept any amount for or in relation to a cash card issued to a borrower.

The Cash Store must ensure that the maximum amount that may be charged, required or accepted by a payday lender for a loan is 23% of the principal.

The Cash Store must not make a payday loan contingent on the supply of other goods or services, including the de facto issuance of cash cards as the only immediate means of furnishing loan proceeds from a loan agreement.

Cash Store Financial

Cash Store Financial is the only broker of short-term advances and provider of other financial services in Canada publicly traded on the Toronto Stock Exchange (TSX: CSF). The Company also trades on the New York Stock Exchange (NYSE: CSFS). Cash Store Financial operates more than 550 branches across Canada under the banners: The Cash Store and Instaloans.  Cash Store Financial also operates two branches in the UK under the banner, The Cash Store.

The Cash Store and Instaloans act as brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks.

Cash Store Financial employs approximately 2,000 associates and is headquartered in Edmonton, Alberta.

For further information, please contact: Gordon J. Reykdal, Chairman and Chief Executive Officer, (780) 408-5118; or, Michael Thompson, Senior Vice President and Corporate Secretary, (780) 408-5595

This News Release contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases. Forward looking information contains statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular, this News Release contains forward-looking statements in connection with the Cash Store Financial’s goals and strategic priorities, introduction of products, share repurchase initiatives and branch openings. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described in our Annual Information Form (“AIF”) dated August 26, 2009 under the heading “Risk Factors”. All material assumptions used in making forward-looking statements are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the Canadian economy.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking statements, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.